

Mail Stop 3561

March 6, 2018

Joseph Furnari
Chief Executive Officer
HyreCar Inc.
355 South Grand Avenue, Suite 1650
Los Angeles, CA 90071

      Re: HyreCar Inc.
               Draft Registration Statement on Form S-1
               Submitted February 7, 2018
               CIK No. 0001713832

Dear Mr. Furnari:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

3. We note that you intend the registration statement for use in the initial public offering as well as for use by selling stockholders. We further note that you intend for the two prospectuses to be identical in all respects except for the alternate pages for the selling stockholder prospectus. Please review to ensure that your disclosure is clear as to which offering you are referring when you use the term "this offering."

4. On the prospectus cover page please state clearly, if true, that there are no arrangements to place funds from the minimum-maximum primary offering in an escrow, trust, or similar account. If you have not made any of these arrangements, state this fact and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

5. In this regard, please tell us how you will comply with Rules 10b-9 and 15c-2 of the Exchange Act with respect to the primary offering. Please explain how and when you will refund subscribers' moneys if the minimum offering amount has not been raised 60 days after the date of this prospectus.

6. Please disclose whether the underwriter, any affiliate of the issuer, or any other party in the marketing of the securities reserves the right to purchase securities in the primary offering in order to meet the minimum purchase requirements. If so, please also disclose the amount of securities that may be purchased and include an appropriate risk factor.

7. We note your statement on page 18 that you expect trading of your common stock to commence following the Termination Date of this offering "as it may be extended." Please confirm that you will file a post-effective amendment notifying all persons who have subscribed to the primary offering of any extension of the offering period and informing the purchasers that their money will be refunded pursuant to the terms described in the prospectus unless the purchasers make an affirmative statement to you that they wish to subscribe to the extended offer.

8. With respect to the resale offering, we note your statement on the cover page that "The selling stockholders must sell their shares at a fixed price per share of $ until there is a public market for our shares of common stock." Please clarify what you mean by "public market for our shares."

Prospectus Summary

Overview, page 1

9. In the fifth paragraph under this heading where you provide the amount of net revenues and gross billings, please also provide a corresponding profitability measure, such as operating loss or net loss for each period presented. Your disclosure should also include the amount of net revenues and a profitability measure for the nine months ended September 30, 2017. Please revise also on page 30 under Our Business.

10. With respect to gross billings, please disclose that such amount is a non-GAAP measure and that it is not recorded as revenue in your financial statements. Provide an explanation of its usefulness to an investor. Please provide a cross-reference to the explanation of how gross billings is derived, such as found on page 5 under the heading Revenue Model. Notwithstanding the reconciliation table of net revenues in Note 2 on page F-10, please further provide a tabular reconciliation within the registration statement, such as in MD&A, for each period in which gross billings are presented, that reconciles the amount of gross billings to the most directly comparable GAAP measure of net revenues. The reconciliation table should begin with the amount of your GAAP net revenues. We refer you to guidance in Item 10(e)(1)(i) of Regulation S-K and Questions 102.4 and 102.10 of the Staff's Compliance and Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures, updated October 17, 2017.

11. We note you use the term gross billings and present its percentage growth throughout the filing. In this regard, wherever gross billings are discussed, also disclose the GAAP primary measure of net revenues and its growth percentage and clarify in each case that gross billings and its percentage growth do not represent your revenues and percentage growth as shown in the financial statements.

Insurance Opportunity, page 3

12. The table that appears on page 4 is not legible. Please revise.

The Offering, page 10

13. Refer to the line item "common stock outstanding prior to the offering." Please provide us with a reconciliation of the 7,682,577 shares shown with the number of common shares outstanding of 4,802,393 as shown in the September 30, 2017 balance sheet on page F-3.

14. Also, we note your disclosure near the bottom of page 10 that "unless expressly indicated or the context requires otherwise, all information in the prospectus assumes" the conversion of all outstanding shares of your convertible preferred stock into 2,429,624 shares of your common stock in connection with the IPO. Please consider including an abbreviated description of this disclosure next to the line item, common stock outstanding prior to the offering, if appropriate, and to the extent such line item includes the assumed converted preferred shares.

15. Also, if true, please provide similar disclosure in the Capitalization table on page 21 with a footnote to the table that all of the outstanding shares of your preferred stock will be converted into common shares in connection with the IPO. Within this note disclose that the minimum and maximum pro forma as adjusted columns will reflect the preferred stock conversion. Also, please consider disclosing the preferred stock conversion rate or formula.

16. Refer to the bullet points on page 10 regarding the exclusion from the number of common shares to be outstanding after this offering. Please disclose or tell us the reason why you have not included within this section the common stock underlying the underwriter warrants that are being registered in the offering. Refer to the disclosure under Calculation of Registration Fee on the inside cover page and to Underwriter Warrants on page 53.

Risk Factors, page 11

17. Please add a risk factor describing the risk to investors that the proceeds from the primary offering will not be held in an escrow account and will not be returned to them regardless of the number of securities sold in the offering.

18. Please include risk factor disclosure regarding the going concern issues identified in the auditor's reports.

Capitalization, page 21

19. We note your total capitalization line item on an actual basis at September 30, 2017 appears to represent the aggregate amount of your total liabilities and stockholders' deficit as shown on the face of the balance sheet on page F-3. Instead, please revise the table to include liability line items for any outstanding long-term debt, including current maturities, such as the notes payables shown on page F-3, and revise the total capitalization amount accordingly.

Management's Discussion and Analysis

Overview, page 24

20. Immediately following the first paragraph under this heading, where you discuss the Series Seed 1 convertible preferred stock, please clarify that the issuance in fiscal year 2016 was at a price per share of $0.71 rather than $0.386.

Our Business

Business Structure and Strategy, page 36

21. Please disclose the number of your employees.

Management, page 39

22. If applicable, please state the nature of any family relationship between Messrs. Joseph Furnari and Michael Furnari. See Item 401(d) of Regulation S-K.

Executive Compensation

Outstanding Equity Awards at 2017 Fiscal Year-End, page 43

23. We note that the stock awards listed in this table are not included in the summary compensation table on page 42. Please revise for consistency or advise.

Certain Relationships and Related Transactions, page 45

24. Refer to the discussion of Sale of Series Seed 1 Preferred. Please clarify that the issuance of 1,407,671 shares of preferred stock to Abdullah Al Dhowayan occurred during 2016 and 2017, rather than between August 22, 2016 and December 20, 2016. Refer to the disclosures on pages 24 and F-5. Please also revise the disclosure in Item 15.2 on page II-3.

Principal Stockholders, page 46

25. Please provide beneficial ownership information as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

Financial Statements

Statements of Operations, page F-4

26. We note you generate revenue primarily from transaction fees when a car is rented on your website and generate other sources of revenue from referral fees, motor vehicle record fees (application fees), claim fees, and insurance fees. Please tell us the consideration given to separately disclosing on the face of the statements of operations and providing an MD&A discussion of the amount of revenue and cost of revenue from transaction fees from that of your other sources of revenue. Also, to the extent any of the other sources of revenue generated 10% or more of consolidated revenues, please separately disclose and provide a related discussion in MD&A.

Item 15. Recent Sales of Unregistered Securities, page II-3

27. Please confirm that you have listed all applicable sales of unregistered securities. For example, we note the issuances of securities to Abdullah Al Dhowayan, Joseph Furnari and Michael Furnari listed on page 45. We also note the senior secured convertible promissory notes you issued in January 2018 and the stock option issuances of 301,000 stock options as described in the last paragraph on page F-19.

<u>Item 17. Undertakings, page II-5</u>

    28. Please provide the undertakings set forth in Items 512(a)(5) and 512(a)(6) of Regulation S-K or advise.

       You may contact Beverly Singleton at (202) 551-3328 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3611 with any other questions.

                             Sincerely,

                             /s/ A.N. Parker

                             Anne Nguyen Parker
                             Assistant Director
                             Office of Transportation and Leisure

cc: Nimish Patel, Esq.
       Mitchell Silberberg & Knupp LLP